Mail Stop 3561

May 1, 2006

Roderick C. Bartlett, Chief Financial Officer
S2C Global Systems, Inc.
1650-1188 West Georgia
Vancouver, BC
Canada V6E 4A2

> **Re:** **S2C Global Systems, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-SB**
> **Filed April 12, 2006**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 3, 2006**
> **File No. 0-51529**

Dear Mr. Bartlett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the marked courtesy copy of the amendment provided to us.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB

Financial Statements, page 22

December 31, 2004

1. Please remove the standalone December 31, 2004 financial statements as they are duplicative of disclosure contained in the comparative audited financial statements beginning on page 38.

December 31, 2005 and 2004

Report of Registered Public Accounting Firm

2. Please obtain a revised auditors' report that includes the signature of the auditors.

3. Please ensure that your revised auditors' report identifies the specific periods covered by the report as required by AU 508 of the AICPA Professional Standards. Your current auditors' report refers to unspecified "periods from inception May 6, 2004 to December 31, 2005." Since your prior filings included both audited and unaudited periods we assume that the audited periods are:
   - the period from inception May 6, 2004 to December 31, 2004;
   - the year ended December 31, 2005; and
   - the period from inception May 6, 2004 through December 31, 2005.

Consolidated Cash Flow Statements, page 8

4. Please tell us how you determined the cash flows for the purchase of equipment for the year ended December 31, 2005 to be $73,364. Note 4 to your consolidated financial statements reflects an increase in the cost basis of equipment in 2005 of $182,072. Your cash flow statements do not indicate any non-cash investing or financing activities that would explain this discrepancy.

Notes to the Consolidated Financial Statements

Note 11. Commitments, page 16

5. Please revise to show all amounts in U.S. dollars.

Note 12. Subsequent Events, page 17

6. Please tell us how you determined the fair value of the shares issued as compensation to employees, directors and independent contractors on February 17, 2006. Given that contemporaneous cash transactions are the best indicator of

fair value it is unclear why the fair value assigned for purposes of determining expense recognition for issuances of unregistered securities to consultants and employees is substantially lower than the value of units issued for cash on February 22, 2006. While we understand that the cash paid for the units included a portion allocable to the warrant issued with each unit, it does not appear that the warrants would have comprised a significant portion of the value of each unit based on the exercise price of the warrant relative to the market price of your common shares and the twelve month term of the warrant. Please revise your disclosures, or tell us why your valuations are appropriate with reference to authoritative guidance.

Form 10-KSB

7. Please revise to comply with the above comments as applicable, including prior comments 3-5.

8. It appears this annual report, filed April 3, 2006, was not timely. The annual report due date for calendar year-end non-accelerated filers was March 31, 2006. Please be aware that the timeliness of filings impacts your disclosure requirements, including eligibility to utilize Form S-3.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Ta Tanisha Henderson at (202) 551-3322 or Accounting Branch Chief George Ohsiek at (202) 551-3843 if you have question relating to comments on the financial statements or related matters. Please contact Legal Branch Chief David Mittelman (202) 551-3214 or me at (202) 551-3270 with any other questions.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: Cletha A. Walstrand
          FAX: (801) 295-3458